

February 6, 2009

Mr. Carlos Gálvez
Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

      Re: **Buenaventura Mining Company, Inc.**
             Form 20-F for Fiscal Year Ended December 31, 2007
             Filed July 15, 2008
             Response Letter Dated January 12, 2009
             File No. 001-14370

Dear Mr. Gálvez:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                             Sincerely,

                             Karl Hiller,
                             Branch Chief